EXHIBIT 99.1

Re:	Update Regarding Class Action Lawsuit against the Company

Ramat Gan, Israel – March 28, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

The Company previously reported on the status of the class action lawsuit initially filed against it in the United States District Court, Southern District of New York (the “Court”) in June 2017 arising out of transactions between the Company’s subsidiary, Bezeq The Israel Telecommunications Corp. Ltd. (“Bezeq”) and DBS Satellite Services (1998) Ltd. (“DBS”). The original claim was against the Company, Doron Turgeman (our former CEO), Itzik Tadmor (our CFO) and Ehud Yahalom (our former CFO). On December 8, 2017, lead plaintiffs filed an amended complaint adding Eurocom Communications, and Shaul and Or Elovitch. Also named were DBS and former executive officers of Bezeq and DBS, Ron Eilon, Stella Handler, David Mizrahi, Micky Neiman, Allon Raveh and Linor Yochelman (collectively, the “DBS and Bezeq Defendants”).

The Company is pleased to report that today, the Court dismissed the complaint against Doron Turgeman, Itzik Tadmor and Ehud Yahalom (the “Individual Defendants”) and the DBS and Bezeq Defendants. The Court found that the Complaint failed to allege that the Individual Defendants acted recklessly or with intent to deceive, manipulate or defraud or that they were “culpable participants” in the alleged fraud.

The Court also dismissed the complaint against the DBS and Bezeq Defendants for lack of personal jurisdiction.

Ami Barlev, CEO of the company: The court's decision reflects the fairness and integrity of the officers in our company, who acted professionally and in good faith.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.